UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 15, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ______	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date July 15, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-29-TR	Date: July 15, 2010

Teck Provides Additional Update on Greenhills Incident

Vancouver, BC–Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported that work continues at the Greenhills mine’s coal dryer building. The investigation into the cause of the accident that occurred on June 28 continues with review of the data and evidence although no conclusion has been reached yet.

The building has now been made safe for entry, and the mechanical inspection of the building has concluded that most of the exhaust side of the dryer system will need to be replaced.

An engineering firm has been contracted and is on site as project manager for the rebuild, and they are currently establishing a scope of work and timeline for the rebuild.  The current plan is to activate the bypass system around the dryer which will allow the company to produce and ship wet coal for blending with dry coal from other mines.  Power is currently being established to the bypass system so the mechanical integrity and operational control of this system can be determined.

Greenhills has been shipping raw coal to Fording River since July 2, 2010.  The combined impacts of shipping raw coal from Greenhills to Fording for processing and shipping wet coal from Greenhills will significantly reduce the impact on production.  At this point Teck does not have an update on production guidance for the year until the timing associated with the various steps is better defined.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com..

For further information please contact:
Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
(604) 699-4616
marcia.smith@teck.com